SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Simtek Corporation

(Name of Subject Company)

Simtek Corporation

(Name(s) of Persons filing statement)

Common Stock, par value $0.0001 per share

(Title of Class of securities)

829204106

(CUSIP Number of Class of Securities)

Harold Blomquist

Chief Executive Officer and President

Simtek Corporation

4250 Buckingham Drive #100

Colorado Springs, CO 80907

(719) 531-9444

(Name, address and telephone number of person(s)

authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Hendrik F. Jordaan, Esq.

Lee D. Vogel, Esq.

Holme Roberts & Owen LLP

1700 Lincoln Street, Suite 4100

Denver, CO 80203

(303) 861-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2008 (the “Initial Schedule 14D-9”), by Simtek Corporation, a Delaware corporation (“Simtek” or the “Company”), relating to the tender offer made by Copper Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), as disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser and Cypress with the SEC on August 15, 2008, and under which Purchaser has offered to purchase all of the issued and outstanding shares of common stock of the Company (the “Shares”) at a price of $2.60 per Share, net to the seller in cash without any interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated August 15, 2008 and in the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Initial Schedule 14D-9 remains unchanged. All information in the Initial Schedule 14D-9 is incorporated by reference in this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Initial Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

“The Offer expired at 12:00 midnight, New York City time, on Friday, September 12, 2008. The depositary for the Offer has advised Cypress and Purchaser that, as of such time, an aggregate of approximately 14,717,634 Shares (including 384,814 Shares tendered pursuant to guaranteed delivery procedures) were validly tendered into, and not withdrawn from, the Offer, representing approximately 83.91% of the outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn, and payment will be made as promptly as practicable, in accordance with the terms of the Offer. The validly tendered and not withdrawn Shares (including Shares tendered pursuant to guaranteed delivery procedures), together with the 674,082 Shares that Cypress already holds, represent approximately 87.75% of the outstanding Shares.

On September 15, 2008, Cypress issued a press release announcing the results of the Offer as of the expiration of the Offer period and that the Shares validly tendered have been accepted for payment. Cypress also announced that the Merger is expected to occur as soon as practicable. In order to complete the short-form merger under the DGCL, Cypress and Purchaser intend to exercise their Top-Up Option under the Merger Agreement to purchase from the Company, at a price of $2.60 per Share, the number of newly issued Shares equal to the number of Shares that, when added to the number of Shares owned by Cypress or Purchaser at the time of exercise of the Top-Up Option, constitutes more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Shares pursuant to the Top-Up Option. In the Merger, each outstanding Share not tendered and accepted for payment in the Offer (other than Shares held by stockholders who have properly and validly exercised their statutory appraisal rights under Delaware law) will be converted into the right to receive $2.60 per Share, net to the seller in cash without interest thereon, less any required withholding taxes. The full text of the press release is filed as Exhibit (a)(5) hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Initial Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)	Press release issued by Cypress on September 15, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIMTEK CORPORATION

By:	/s/ Harold Blomquist
Name:	Harold Blomquist
Title:	Chief Executive Officer and President

Dated: September 15, 2008